Exhibit 2.1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item (601)(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

CONDITIONAL CONSENT, WAIVER AND ACKNOWLEDGEMENT

June 13, 2022

Reference is hereby made to the certain (a) Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 15, 2021, by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (“Waldencast”), Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”), Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”), Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”, together with its Subsidiaries, the “Company”) and Obagi Hong Kong Limited, a limited company formed under the laws of Hong Kong (“Obagi Hong Kong”) and (b) form of Distribution Agreement (the “Distribution Agreement”) to be entered into by and between Obagi and Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (“Cedarwalk”). Capitalized terms used but not otherwise defined in this conditional consent, waiver and acknowledgement (“Conditional Consent, Waiver and Acknowledgement”) will have the meanings ascribed to such terms in the Merger Agreement.

Obagi Cosmeceuticals has acquired, and up until the Closing will continue to acquire, for the benefit of Obagi’s China business’ specified projected needs, inventory, which is comprised of inventory actually purchased and on hand (“Existing Inventory”) as well as open purchase orders for inventory (“Future Inventory”), in each case to the extent identified on Exhibit A hereto (as updated in accordance with the terms hereof, the “Specified Inventory Acquisition”). For the avoidance of doubt, the parties hereto acknowledge that from and after the Closing, Obagi Cosmeceuticals will provide related services pursuant to the terms of the Supply Agreement and the TSA, as set forth in such agreements.

Waldencast hereby consents to the Specified Inventory Acquisition for purposes of Section 6.1(i) of the Merger Agreement and Waldencast hereby waives its right to indemnification with respect to any inaccuracy of Section 3.3 of the Distribution Agreement to the extent attributable to the Specified Inventory Acquisition, in each case subject to the satisfaction of the following conditions, to which each of the parties hereto acknowledges and agrees:

1.	Concurrently with the Closing, all right, title and interests in and to the Existing Inventory shall be transferred from Obagi Cosmeceuticals to Obagi Hong Kong, free and clear of any Liens, notwithstanding the provisions of Section 2.2 of the Distribution Agreement. The Existing Inventory and Future Inventory shall be subject to royalty payments pursuant to Section 4.03 of the form of the License Agreement to be entered into by and among Obagi Holdings Company Limited, a Cayman Islands exempted company limited by shares (“Obagi Holdings”), Obagi Cosmeceuticals and Obagi Hong Kong; provided, however, that (a) solely with respect to any Existing Inventory, Future Inventory or other Existing Inventory Product (as such term is defined in the License Agreement) to the extent sold during the ninety (90) days period beginning on the date on which the License Agreement is executed, the portion of Section 4.03 of the License Agreement comprising the definition of Royalty Fee (as such term is defined in the License Agreement) shall be deemed to refer to “two and three quarters percent (2.75%)” rather than “five and one half percent (5.5%)” and (b) the proviso to Section 4.03(a) of the License Agreement shall be deemed to be revised to delete the words “Existing Inventory Product or.” The parties hereto agree to amend the form of the License Agreement to implement the foregoing prior to the execution of the License Agreement.

2.	Obagi shall (i) use reasonable best efforts to effect the Specified Inventory Acquisition at pricing and on terms at least as favorable to Obagi as in recent historical practice, (ii) provide Cedarwalk prior to the Closing and, thereafter, Obagi Hong Kong monthly updates of the status as of the then most recent date reasonably practicable of each shipment of Future Inventory that has not yet been delivered to Obagi Hong Kong, and (iii) provide Cedarwalk and, thereafter, Obagi Hong Kong, in the event Obagi is or expects to be unable to deliver any of the Future Inventory at such pricing or on such terms, written notice of such inability to deliver as soon as reasonably practicable after Obagi discovers such inability to deliver, but in any event no later than three (3) Business Days after discovery of such inability to deliver.

3.	Five (5) Business Days prior to the Acquiror Shareholder Meeting, the Chief Executive Officer of Obagi Holdings shall certify in writing to each of the parties hereto the accuracy and completeness of:

a.	a written statement (the “Specified Inventory Statement”), showing Obagi’s good faith calculation (the “Estimated Specified Inventory Cash Value”), as of such date (the “Specified Inventory Acquisition Date”), of the sum (the “Specified Inventory Cash Value”) of (i) the aggregate amount of cash paid or payable by Obagi Cosmeceuticals for Existing Inventory based on the quantity of inventory deliverable under and the related SKU pricing set forth in, the related purchase orders governing the acquisition of such Existing Inventory by the Company as of the Specified Inventory Acquisition Date, plus (ii) without duplication of the foregoing clause (i), the expenses (at actual out-of-pocket cost) to the extent paid or incurred by Obagi or its Affiliates to acquire the Existing Inventory, including materials, storage, labor, freight, shipping, insurance, tariffs and tax costs, without markup, excluding any legal or other fees incurred in connection with the preparation, negotiation or administration of this Conditional Consent, Waiver and Acknowledgment, and with reasonable supporting detail (such expenses collectively, the “Specified Expenses”);

b.	the list of purchase orders to acquire Future Inventory contemplated by the Specified Inventory Acquisition not delivered as of the Specified Inventory Acquisition Date (including amounts owed and payment deadlines) (each a “Pending PO”, collectively, the “Pending POs”), as well as the estimated Specified Expenses for such Pending POs; and

c.	an updated Exhibit A reflecting all Existing Inventory and Future Inventory underlying the Specified Inventory Acquisition as of the Specified Inventory Acquisition Date, which shall include at least the same level of detail as Exhibit A attached hereto.

4.	At the Closing, the Obagi Cash Consideration shall be (a) reduced by the Estimated Specified Inventory Cash Value with no corresponding increase to the amount of Obagi Stock Consideration, and (b) Section 9.3(c) of the Merger Agreement shall hereby be deemed to be waived solely to the extent that the Obagi Cash Consideration is greater than an amount equal to the difference of (i) $327,500,000.00 minus (ii) the Company Transaction Expenses Overage minus (iii) the Estimated Specified Inventory Cash Value.

5.	Within sixty (60) Business Days following the Closing Date, Obagi shall provide or cause its post-Closing subsidiaries to provide Cedarwalk with a written statement (“Closing Specified Inventory Statement”), certified by the Chief Executive Officer of Obagi Holdings, showing Obagi’s good faith calculation, as of the Specified Inventory Acquisition Date, of the Specified Inventory Cash Value (“Closing Specified Inventory Cash Value”).

a.	For the thirty (30) Business Days period after delivery of the Closing Specified Inventory Statement, representatives of Obagi, Cedarwalk and Waldencast, shall work together collaboratively to review all working papers and procedures used to prepare the Closing Specified Inventory Statement and the calculation of the Closing Specified Inventory Cash Value and such parties shall use their reasonable best efforts to agree upon a final calculation of the Specified Inventory Cash Value (the “Final Specified Inventory Cash Value”). If such representatives are unable to timely agree on the Final Specified Inventory Cash Value, the Chief Executive Officer of Obagi Holdings, the Director of Cedarwalk and the Chief Executive Officer of Waldencast shall promptly thereafter meet (by telephone, in person, or by mutually agreed virtual meeting platform) to enter into negotiations aimed at resolving any pending disagreements promptly and appropriately and such parties shall use their reasonable best efforts to agree upon the Final Specified Inventory Cash Value. Obagi, Cedarwalk and Waldencast shall each provide each other and their representatives (including accountants) reasonable access to all information and employees necessary to facilitate the preparation of any statement or calculation of the Specified Inventory Cash Value contemplated hereunder.

i.	In the event that the Final Specified Inventory Cash Value is greater than the Estimated Specified Inventory Cash Value, Cedarwalk shall pay the amount of the difference of the Final Specified Inventory Cash Value minus the Estimated Specified Inventory Cash Value to the Company.

ii.	In the event that the Final Specified Inventory Cash Value is less than the Estimated Specified Inventory Cash Value, the Company shall pay the amount of the difference of the Estimated Specified Inventory Cash Value minus Final Specified Inventory Cash Value to Cedarwalk.

b.	Any adjustment pursuant to Section 5(a)(i) or Section 5(a)(ii), shall be paid by wire transfer of immediately available funds to accounts designated by Cedarwalk or the Company, as the case may be, within five (5) Business Days after the date the Final Specified Inventory Cash Value is determined.

6.	Prior to Closing, Cedarwalk (on behalf of Obagi Hong Kong and its post-Closing Affiliates), Waldencast and Obagi shall cooperate and use their reasonable best efforts to establish reasonable projections with respect to the needed levels of inventory for the China business for the year ended December 31, 2022, taking into account the deliveries of inventory contemplated hereunder.

7.	Following the Closing, with respect to each of the Pending POs, Cedarwalk shall pay to Obagi an amount in cash equal to the sum of (i) 100% of the amount owed under such Pending PO based on the quantity of inventory deliverable under such Pending PO and the related SKU pricing (“Pending PO Value”), plus (ii) (a) with respect to any Pending POs to the extent not related to Rhoto Products, an amount equal to twelve percent (12%) of the Pending PO Value, which is intended to compensate the Company for the estimated Specified Expenses related to such Pending PO and (b) with respect to any Pending POs to the extent related to Rhoto Products, an amount equal to a percentage of the Pending PO Value to be agreed upon in writing by Cedarwalk and Obagi (as a single percentage to be applicable for all Rhoto Products), which is intended to compensate the Company for the estimated Specified Expenses related to such Pending POs, in each case, no later than twenty-four (24) hours prior to the respective payment deadline; provided, however, that payments owed pursuant to this Section 7 shall be creditable towards the $1,500,000 amount set forth in clause (i) of the second sentence of Section 3.2 of the TSA. As used herein, “Rhoto Product” means any product that is produced by or on behalf of Rhoto Pharmaceutical Co., Ltd. and its Affiliates under valid license to the Existing China IP and sold in the China Region (as the foregoing two capitalized terms are defined in the License Agreement).

8.	Waldencast, Obagi and Cedarwalk hereby acknowledge and agree that all receivables of the Company associated with sales by the Company recognized before the Closing Date by the Company as of the Closing shall remain with Obagi and its post-Closing Subsidiaries, and not Obagi Hong Kong or its post-Closing Affiliates.

9.	All intercompany receivables and payables between Obagi and its Affiliates (other than Cedarwalk, Cedarwalk’s direct and indirect parent entities and Obagi Hong Kong and its Subsidiaries), on the one hand, and Cedarwalk, Cedarwalk’s direct and indirect parent entities and Obagi Hong Kong and its Subsidiaries, on the other hand, will be settled prior to the consummation of the Distribution Agreement, or will be released without payment pursuant to Sections 5.9 and 5.10 of the Distribution Agreement. Upon the consummation of the Distribution Agreement, (i) all third-party receivables of Obagi Hong Kong and its Subsidiaries outstanding as of immediately prior to the consummation of the Distribution Agreement will transfer to Obagi Cosmeceuticals, and upon such transfer, such receivables will become the assets of and be for the benefit of Obagi Cosmeceuticals exclusively and (ii) all third-party payables of Obagi Hong Kong and its Subsidiaries outstanding as of immediately prior to the consummation of the Distribution Agreement will be transferred to Obagi Cosmeceuticals, and upon transfer, such payables will become the liabilities and the obligations of Obagi Cosmeceuticals exclusively; provided that from the date hereof until the consummation of the Distribution Agreement, Obagi Hong Kong will obtain the prior written consent of Obagi prior to engaging in any transaction that would result in the incurrence of any new third-party payables by Obagi Hong Kong or its Subsidiaries. Obagi Cosmeceuticals agrees to indemnify, defend, and hold harmless Obagi Hong Kong and its Subsidiaries from and against any Losses suffered by Obagi Hong Kong to the extent of any third-party payables that Obagi Cosmeceuticals is assuming pursuant to the previous sentence.

This Conditional Consent, Waiver and Acknowledgment is limited to the matters expressly mentioned above, and except as expressly waived herein, all provisions of the Merger Agreement remain in full force and effect. This Conditional Consent, Waiver and Acknowledgement shall not be construed as a waiver or consent to any other action by the Company except as expressly provided for herein. This Conditional Consent, Waiver and Acknowledgment shall be subject to the terms of Sections 1.2(a) and Article XI of the Merger Agreement, which are incorporated herein, in each case, mutatis mutandis and this Conditional Consent, Waiver and Acknowledgment and the terms hereof are confidential and shall not be disclosed by any party hereto, except as required by applicable law, rule or regulation.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Conditional Consent, Waiver and Acknowledgement as of the date first written above.

WALDENCAST ACQUISITION CORP.

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

OBAGI MERGER SUB, INC.

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Director

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

OBAGI GLOBAL HOLDINGS LIMITED

By:	/s/ Jaime Castle
Name:	Jaime Castle
Title:	Authorized Representative

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

OBAGI HONG KONG LIMITED

By:	/s/ Simon Dai
Name:	Simon Dai
Title:	Director

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

CEDARWALK SKINCARE LTD.

By:	/s/ Sicong Dai
Name:	Sicong Dai
Title:	Authorized Representative

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

OBAGI COSMECEUTICALS LLC

By:	/s/ Jaime Castle
Name:	Jaime Castle
Title:	President and Chief Executive Officer

[Signature Page to Conditional Consent, Waiver and Acknowledgement]

Exhibit A

Specified Inventory Acquisition

[See attached.]

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